SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2006

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

Rio de Janeiro, RJ, Brazil, July 25, 2006
Embratel Participações S.A. (“Company” or “Embrapar”) (NYSE:EMT;BOVESPA:EBTP4, EBTP3) holds 99.0 percent of Empresa Brasileira de Telecomunicações S.A. (“Embratel”), 100.0 of percent of Telmex do Brasil Ltda. (“TdB”) and 43.0 percent of Net Serviços e Comunicações S.A. (“Net”).

(All financial figures are stated in Brazilian Reais and based on the consolidated financial statements of Embrapar)

Index:

1.	Highlights
2.	Net revenues
3.	Domestic long distance
4.	International long distance
5.	Data communications
6.	Local services
7.	Costs and expenses
•	Cost of services and goods sold
•	Selling expenses
•	G&A expenses
•	Other operating income and expense
8.	EBITDA, EBIT and net income
9.	Financial position
10.	Capex
11.	Recent events

1. Highlights

•	In the second quarter, net revenues rose 9.6 percent year-over-year totaling R$2,038 million. Year-to-date, net revenues were R$4,075 million, an increase of 8.5 percent.

•	EBITDA was R$513 million in the second quarter and R$1,041 million in the first six months of 2006. EBITDA increased 19.7 percent in the first half of 2006.

•	Operating income (EBIT) was R$226 million in the second quarter and R$467 million in the first six months of 2006. EBIT increased 40.9 percent in the first half of 2006.

•	Total net income in the second quarter was R$132 million and R$260 million year-to-date. Net income increased 89.6 percent in the first half of 2006.

•	At June 30, 2006, net debt totaled R$1,361 million.

•	Total capital expenditures in the second quarter of 2006 were R$287 million. Year-to-date, total CAPEX was R$610 million.

•	During the second quarter Embrapar increase its economic interest in Net from 37.1 percent to 43.0 percent.

Exhibit 1 R$ million	2Q05	1Q06	2Q06	% Var YoY	% Var QoQ	1H05	1H06	% Var

Net revenues	1,859.1	2,036.9	2,038.4	9.6%	0.1%	3,755.5	4,075.3	8.5%
EBITDA	404.4	527.7	512.9	26.8%	-2.8%	869.0	1,040.6	19.7%
EBITDA margin	21.8%	25.9%	25.2%	3.4 pp	-0.7 pp	23.1%	25.5%	2.4 pp
Operating income (EBIT)	137.3	240.8	225.8	64.4%	-6.2%	331.1	466.7	40.9%
EBIT margin	7.4%	11.8%	11.1%	3.7 pp	-0.7 pp	8.8%	11.5%	2.6 pp
Net income/(loss)	93.6	127.9	131.5	40.6%	2.8%	136.8	259.5	89.6%
Earnings/(losses) per 1000 shares (R$)	0.12	0.13	0.13	7.8%	2.8%	0.18	0.26	45.3%

End of period shares outstanding (1000)	757,066,547	987,723,787	987,738,087	30.5%	0.0%	757,066,547	987,738,087	30.5%

pp - percentage point; nm - lower than 1,000%

2. Net Revenues

In the second quarter of 2006, total net revenues were R$2,038 million, an increase of 9.6 percent (R$179 million) compared with the second quarter of 2005. Higher revenues resulted from a 30.1 percent (R$132 million) increase in data communications revenues, a 34.1 percent (R$57 million) increase in local revenues and a 7.0 percent (R$5 million) increase in other services revenues which offset a 1.3 percent decline in long distance voice revenues (R$15 million). Long distance voice revenues currently represent 57.2 percent of total revenues compared with 63.5 percent a year ago.

Compared with the first quarter of 2006, total net revenues were almost flat. A 9.0 percent (R$19 million) growth in local revenues combined with a 3.0 percent (R$17 million) increase in data services revenues and 2.6 percent (R$ 2 million) growth in other revenues offset a 3.0 percent (R$36 million) decline in long distance revenues.

Year-to-date, total net revenues were R$4.075 million, an increase of 8.5 percent (R$320 million) compared with the first six months of 2005, due to a 26.9 percent (R$238 million) increase in data communications revenues, a 36.0 percent (R$114 million) increase in local revenues and 8.8 percent (R$12 million) increase in other services revenues which more than offset a 1.9 percent (R$45 million) decline in long distance voice revenues.

3. Domestic Long Distance

Exhibit 2	2Q05	1Q06	2Q06	% Var YoY	% Var QoQ	1H05	1H06	% Var

Domestic long distance revenue (R$ million)	1,012.5	1,055.8	1,049.5	3.7%	-0.6%	2,052.8	2,105.4	2.6%
Domestic long distance traffic (million minutes)	3,094.8	3,442.4	3,541.6	14.4%	2.9%	6,082.2	6,984.0	14.8%

In the second quarter of 2006, domestic long distance traffic totaled 3,542 million minutes, a gain of 14.4 percent compared with the same period of last year. Compared with the first quarter of 2006, domestic long distance traffic increased 2.9 percent.

Domestic long distance revenues were R$1,050 million, a 3.7 percent (R$ 37 million) increase compared with the second quarter of 2005 mainly due to growth in mobile originated calls and in corporate advanced voice services. Compared with the first quarter of 2006, domestic long distance revenues declined 0.6 percent (R$6 million). The growth in corporate advanced voice services and other services registered during the second quarter were not enough to offset the reduction in mobile originated calls, as a result of the end of the summer season.

Year-to-date, domestic long distance revenues were R$2,105 million, increasing 2.6 percent (R$53 million) compared with the prior-year period due to growth in mobile originated calls followed by corporate advanced voice services.

4. International Long Distance

Exhibit 3	2Q05	1Q06	2Q06	% Var YoY	% Var QoQ	1H05	1H06	% Var

International long distance revenue (R$ million)	168.8	146.1	116.7	-30.9%	-20.1%	360.4	262.8	-27.1%
International long distance traffic (million minutes)	599.9	508.5	507.3	-15.4%	-0.2%	1,194.8	1,015.8	-15.0%

International long distance traffic totaled 507 million minutes, flat compared with the first quarter of 2006. Compared with the second quarter of 2005, international long distance traffic declined 15.4 percent mainly due to inbound traffic.

Compared with the first quarter of 2006, international long distance revenues declined 20.1 percent (R$29 million). Year-over-year, second quarter international long distance revenues fell 30.9 percent (R$52 million) to R$117 million largely due to the effect of the appreciation of the real on inbound revenues.

In the first six months of 2006, international long distance revenues declined 27.1 percent (R$98 million) to R$263 million mainly due to inbound revenues.

5. Data Communications

Exhibit 4 Thousands	2Q05	1Q06	2Q06	% Var YoY	% Var QoQ

64 Kbits line equivalents	1,221.2	1,788.9	1,968.9	61.2%	10.1%

(*) Include Internet ports and data circuits

In the second quarter of 2006, 180 thousand 64kbits line equivalents were added. At the end of June 2006, Embratel had 1,969 thousand 64kbit line equivalents providing data services to business customers. Year-over-year, 64kbit line equivalents in service increased 61.2 percent.

Exhibit 5 R$ million	2Q05	1Q06	2Q06	% Var YoY	% Var QoQ	1H05	1H06	% Var

Net data communications	438.2	553.6	570.3	30.1%	3.0%	885.6	1,123.9	26.9%

Embratel's second quarter data communications revenues were R$570 million, a year-over-year increase of 30.1 percent (R$132 million), largely due to Primesys consolidation followed by dedicated, internet and switched services. Compared with the first quarter of 2006, data revenues rose 3.0 percent (R$17 million).

In the first six months of 2006, data revenues rose 26.9 percent (R$238 million) to R$1,124 million due to Primesys consolidation combined with an organic growth from internet and switched services.

6. Local Services

Exhibit 6 R$ million	2Q05	1Q06	2Q06	% Var YoY	% Var QoQ	1H05	1H06	% Var

Local services	167.7	206.3	224.9	34.1%	9.0%	316.9	431.2	36.0%

Revenues from local services rose 34.1 percent to R$225 million compared with the second quarter of 2005 due to increases in both corporate and residential local service customers and usage. Compared with the first quarter of 2006, local revenues rose 9.0 percent (R$19 million) mainly due to the growth of corporate customers and usage. In the first half of 2006, local revenues rose 36.0 percent (R$114 million) to R$431 million as a result of growing corporate and residential customers.

The partnership with Net, launched in the first quarter of 2006, has already 49,300 subscribers as part of the triple play strategy with Net.

7. Costs and Expenses

Exhibit 7 R$ million	2Q05	1Q06	2Q06	% Var YoY	% Var QoQ	1H05	1H06	% Var

Net revenues	1,859.1	2,036.9	2,038.4	9.6%	0.1%	3,755.5	4,075.3	8.5%

Costs and expenses
Costs of services (With interconnection & facilities)	(1,012.0)	(1,083.8)	(1,086.0)	7.3%	0.2%	(2,031.2)	(2,169.8)	6.8%
Selling expenses	(236.6)	(225.8)	(226.9)	-4.1%	0.5%	(462.8)	(452.8)	-2.2%
G&A expenses	(183.6)	(212.5)	(195.7)	6.6%	-7.9%	(360.8)	(408.3)	13.1%
Other operating income/(expense)	(22.5)	12.9	(16.8)	-25.3%	nm	(31.6)	(3.9)	-87.6%

EBITDA	404.4	527.7	512.9	26.8%	-2.8%	869.0	1,040.6	19.7%
EBITDA margin	21.8%	25.9%	25.2%	3.4 pp	-0.7 pp	23.1%	25.5%	2.4 pp
Equity Income/Loss	-	(17.1)	(4.8)	-	-72.1%	-	(21.9)	-
Depreciation and amortization	(267.1)	(269.8)	(282.3)	5.7%	4.6%	(537.9)	(552.1)	2.6%
Operating income (EBIT)	137.3	240.8	225.8	64.4%	-6.2%	331.1	466.7	40.9%

Financial income, monetary and exchange variation	40.3	32.9	49.6	22.9%	50.8%	83.4	82.5	-1.1%
Financial expense, monetary and exchange variation	14.1	(49.9)	(89.8)	nm	79.7%	(132.7)	(139.7)	5.3%
Other non-operating income/(expense)	9.6	(6.7)	18.4	92.9%	nm	11.4	11.7	3.0%
Net income/(loss) before tax and minority interest	201.3	217.1	204.1	1.4%	-6.0%	293.2	421.1	43.7%
Income tax and social contribution	(97.3)	(75.1)	(59.8)	-38.5%	-20.4%	(134.4)	(134.9)	0.4%
Minority interest	(10.5)	(14.0)	(12.7)	21.7%	-8.9%	(21.9)	(26.7)	22.1%
Net income/(loss)	93.6	127.9	131.5	40.6%	2.8%	136.8	259.5	89.6%

pp - percentage point; nm - lower than 1,000%

Costs of Services and Goods Sold

Costs of services and goods sold were R$ 1,086 million in the second quarter, stable when compared with the first quarter of 2006. Compared with the second quarter of 2005, costs of services and goods sold increased 7.3 percent (R$74 million) mainly due to regulatory expenses (FUST, FUNTEL and Concession renewal) recorded in other costs, higher maintenance costs registered in third party services and the consolidation of Primesys and TdB.

The telco ratio dropped to 39.9 percent in the second quarter of 2006 from 44.2 percent of net revenues a year ago mainly due to the reduction in interconnection rates (TU-RL) and the acquisition of equipment that used to be leased, despite the growth in mobile originated calls registered during the same period.

Year-to-date, total costs of services and goods sold rose 6.8 percent (R$139 million) mainly due to other costs (FUST, FUNTEL and Concession renewal). Third party expenses also increased due to higher maintenance cost.

Selling Expenses

Selling expenses were R$227 million in the second quarter of 2006, a decline of 4.1 percent (R$10 million) compared with the equivalent prior year end, largely due to the reduction in allowance for doubtful accounts. As a percentage of net revenues, allowance for doubtful accounts declined from 6.1 percent to 5.2 percent in the second quarter of 2006. Compared with the first quarter of 2006, selling expenses were stable.

In the first six months of 2006, selling expenses fell 2.2 percent (R$10 million). Selling expenses dropped to 11.1 percent of net revenues in the first half of 2006 compared with 12.3 percent in the previous half due to a lower provision for doubtful accounts.

General and Administrative Expenses

General and administrative expenses were R$196 million, decreasing 7.9 percent from the first quarter of 2006 mainly due to less expenses with third party services. In the second quarter of 2005, general and administrative expenses were R$184 million. Year-to-date, general & administrative expenses were R$408 million. In the first half of 2005 general and administrative expenses were R$361 million.

8. EBITDA, EBIT and Net Income

EBITDA totaled R$1,041 million in the first half of 2006, an increase of 19.7 percent (R$172 million) when compared with the year-ago period. The main contributors for the six months EBITDA growth were the increases in data communication, local, and domestic long distance revenues.

Compared with the second quarter of 2005, EBITDA increased 26.8 percent (R$109 million) to R$513 million. EBITDA margin reached 25.2 percent from 21.8 percent a year-ago.

Operating income (EBIT) was R$226 million in the second quarter of 2006, rising 64.4 percent (R$89 million) from the second quarter of 2005. In the first quarter of 2006, EBIT were 241 million. Year-to-date, operating income was R$467 million, an increase of 40.9 percent (R$136 million) compared with the year-ago period.

Equity investment was negative because the positive equity income from Net was not enough to offset higher goodwill amortization derived from our Net economic interest.

Net income was R$132 million in the second quarter of 2006, increasing 40.6 percent (R$38 million) compared with the same period of last year. In the first half of 2006, net income reached R$260 million, an increase of 89.6 percent over the prior-year period.

9. Financial Position

Exhibit 8	Mar 31, 2006				Jun 30, 2006

Currency Exposure Profile	Amounts in		Average Cost	Maturity	Amounts in		Average Cost	Maturity
	R$ million	%	of Debt		R$ million	%	of Debt

Hedged and reais short term debt	251.5	81.0%	84.65% CDI	up to 1.0 year	250.4	42.9%	84.83% CDI	up to 1.0 year
Unhedged short term debt	58.9	19.0%	US$ + 5.56%	up to 1.0 year	333.3	57.1%	US$ + 5.86%	up to 1.0 year
Total short term debt	310.5	19.0%			583.7	29.8%

Hedged and reais long term debt	360.4	27.2%	80.62% CDI	up to 4.7 years	309.3	22.5%	80.15% CDI	up to 4.7 years
Unhedged long term debt	963.9	72.8%	US$ + 8.38%	up to 7.8 years	1,063.8	77.5%	US$ + 8.58%	up to 7.5 years
Total long term debt	1,324.3	81.0%			1,373.1	70.2%

Hedged and reais total debt	612.0	37.4%	82.27% CDI	up to 4.7 years	559.7	28.6%	82.24% CDI	up to 4.7 years
Unhedged total debt	1,022.8	62.6%	US$ + 8.22%	up to 7.8 years	1,397.1	71.4%	US$ + 7.93%	up to 7.5 years
Total debt	1,634.8	100.0%	US$ + 5.29%	up to 7.8 years	1,956.8	100.0%	US$ + 5.80%	up to 7.5 years

At June 30, the cash position was R$596 million. Embratel ended the quarter with a total outstanding debt of R$1,957 million and net debt of R$1,361 million.

Short-term debt (accrued interest, short-term debt and current maturity long-term debt in the next 12 months) was R$584 million.

10. Capex

Exhibit 9 R$ million	1T06%		2T06%		2006	%

Access, Infrastructure and Local Services	137.0	42.4%	112.1	39.1%	249.1	40.8%
Network Infrastructure	51.4	15.9%	29.3	10.2%	80.7	13.2%
Data and Internet Service	75.9	23.5%	93.7	32.7%	169.5	27.8%
Star One	14.1	4.4%	19.2	6.7%	33.3	5.5%
Other investments	44.8	13.9%	32.3	11.3%	77.2	12.7%

Total Capex	323.2	100.0%	286.6	100.0%	609.8	100.0%

Total capital expenditures in the second quarter of 2006 were R$286.6 million.

11. Recent Events

Net Fone via Embratel connected subscriber base ended the quarter with 49,300 subscribers, being 93% triple-play users.

In May and June 2006, we acquired through Embratel an additional 5.0% interest in Net from Globo Comunicações e Participações S.A. and one of its subsidiaries for R$240.9 million and the rights of Globo Comunicações e Participações S.A. to acquire additional shares of Net in a capital increase of R$65.1 million. As a result of our subscription to additional shares of Net in the capital increase, which concluded on June 19, 2006, our total equity stake in Net increased to 43.0% .

On July 24, 2006, Embrapar announced through a Material Fact that in reference to the Teléfonos de México, S.A. de C.V. (“TELMEX”) request for registration of a tender offer for cancellation of the registration of Embrapar as a public company, the Brazilian Securities and Exchange Commission (“CVM”), determined that the registration of the Tender Offer will be conditioned upon the receipt of a favorable opinion of Agência Nacional de Telecomunicações – ANATEL (“ANATEL”). TELMEX also announced that CVM has given TELMEX the option to convert the Tender Offer into a voluntary tender offer under different procedures (“Voluntary Tender Offer”), which would not be conditioned upon the receipt of a favorable opinion of ANATEL. According to CVM’s decision, the Voluntary Tender Offer would result in the cancellation of the registration of Embrapar as a public company if (1) a certain level of participation by Embrapar shareholders in the Voluntary Tender Offer were reached and (2) a favorable opinion regarding the cancellation of the registration of Embrapar as a public company were rendered by ANATEL, either before or after the conclusion of the Voluntary Tender Offer.

TELMEX reaffirmed its intention to proceed with the registration of the Tender Offer, although it is evaluating the alternative of conducting a Voluntary Tender Offer. In the coming days, Telmex will release a new material fact announcing how it expects to proceed.

The full version of the Material Fact mentioned above is available in our website www.embratel.com.br/ir.

- - x - -

Embratel Participações S.A. is the holding company of Embratel, a leading integrated telecommunications provider offering solutions to business and services to residential customers all over Brazil. Service offerings include: outsourcing, high-speed data communications, Internet, corporate networks, advanced voice and international, domestic and local telephony. Embratel operates a proprietary state-of-the-art network with country wide coverage and presence in Brazil’s main metropolitan areas. It also controls Telmex do Brasil, a corporate business telecommunications provider and has a 43.0 percent economic interest in Net Serviços, Brazil’s leading pay TV operator.

- - x - -

Note: Except for the historical information contained herein, this news release may be deemed to include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risk and uncertainty, including financial, regulatory environment and trend projections. Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. The important factors that could cause actual results to differ materially from those in the forward-looking statements herein include, without limitation, the Company's degree of financial leverage, risks associated with debt service requirements and interest rate fluctuations, risks associated with any possible acquisitions and the integration thereof, risks of international business, including currency risk, dependence on availability of interconnection facilities, regulation risks, contingent liabilities, collection risks, and the impact of competitive services and pricing, as well as other risks referred to in the Company's filings with the CVM and SEC. The Company does not undertake any obligation to release publicly any revisions to its forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

### (Exhibits: 10 - Income Statement, 11 - Balance Sheet, 12 - Cash Flow Statement)

Exhibit 10 Embratel Participações SA	Quarter ending						%		Six months ending				%

Consolidated Income Statement - Corporate Law	Jun 30, 05%		Mar 31, 06%		Jun 30, 06%		YoY	QoQ	Jun 30, 05%		Jun 30, 06%		YoY
R$ millions

Revenues
Gross revenues	2,456.5		2,789.0		2,754.6		12.1%	-1.2%	4,962.6		5,543.6		11.7%
Taxes & other deductions	(597.3)		(752.0)		(716.2)		19.9%	-4.8%	(1,207.2)		(1,468.2)		21.6%
Net revenues	1,859.1	100.0%	2,036.9	100.0%	2,038.4	100.0%	9.6%	0.1%	3,755.5	100.0%	4,075.3	100.0%	8.5%
Net voice revenues	1,181.3	63.5%	1,201.9	59.0%	1,166.3	57.2%	-1.3%	-3.0%	2,413.2	64.3%	2,368.2	58.1%	-1.9%
Domestic long distance	1,012.5	54.5%	1,055.8	51.8%	1,049.5	51.5%	3.7%	-0.6%	2,052.8	54.7%	2,105.4	51.7%	2.6%
International long distance	168.8	9.1%	146.1	7.2%	116.7	5.7%	-30.9%	-20.1%	360.4	9.6%	262.8	6.4%	-27.1%
Net data communications	438.2	23.6%	553.6	27.2%	570.3	28.0%	30.1%	3.0%	885.6	23.6%	1,123.9	27.6%	26.9%
Data & internet	385.6	20.7%	489.2	24.0%	505.1	24.8%	31.0%	3.3%	783.6	20.9%	994.3	24.4%	26.9%
Wholesale	52.7	2.8%	64.5	3.2%	65.2	3.2%	23.8%	1.2%	102.0	2.7%	129.6	3.2%	27.2%
Local services	167.7	9.0%	206.3	10.1%	224.9	11.0%	34.1%	9.0%	316.9	8.4%	431.2	10.6%	36.0%
Other services	72.0	3.9%	75.1	3.7%	77.0	3.8%	7.0%	2.6%	139.8	3.7%	152.1	3.7%	8.8%

Net revenues	1,859.1	100.0%	2,036.9	100.0%	2,038.4	100.0%	9.6%	0.1%	3,755.5	100.0%	4,075.3	100.0%	8.5%
Cost of services and goods sold	(1,012.0)	-54.4%	(1,083.8)	-53.2%	(1,086.0)	-53.3%	7.3%	0.2%	(2,031.2)	-54.1%	(2,169.8)	-53.2%	6.8%

Interconnection & facilities	(822.4)	-44.2%	(841.9)	-41.3%	(813.0)	-39.9%	-1.1%	-3.4%	(1,689.9)	-45.0%	(1,654.9)	-40.6%	-2.1%
Personnel	(64.7)	-3.5%	(69.5)	-3.4%	(73.7)	-3.6%	13.8%	6.0%	(124.1)	-3.3%	(143.2)	-3.5%	15.4%
Third-party services	(68.2)	-3.7%	(80.9)	-4.0%	(105.4)	-5.2%	54.6%	30.3%	(126.8)	-3.4%	(186.3)	-4.6%	46.9%
Other	(56.7)	-3.1%	(91.5)	-4.5%	(94.0)	-4.6%	65.8%	2.7%	(90.4)	-2.4%	(185.5)	-4.6%	105.1%
Selling expenses	(236.6)	-12.7%	(225.8)	-11.1%	(226.9)	-11.1%	-4.1%	0.5%	(462.8)	-12.3%	(452.8)	-11.1%	-2.2%

Personnel	(67.0)	-3.6%	(66.1)	-3.2%	(67.8)	-3.3%	1.3%	2.5%	(133.2)	-3.5%	(134.0)	-3.3%	0.6%
Third-party services	(54.5)	-2.9%	(53.0)	-2.6%	(51.7)	-2.5%	-5.0%	-2.4%	(98.6)	-2.6%	(104.7)	-2.6%	6.2%
Allowance for doubtful accounts	(113.4)	-6.1%	(105.1)	-5.2%	(105.3)	-5.2%	-7.2%	0.2%	(228.3)	-6.1%	(210.4)	-5.2%	-7.9%
Other	(1.7)	-0.1%	(1.6)	-0.1%	(2.1)	-0.1%	21.8%	32.6%	(2.7)	-0.1%	(3.7)	-0.1%	35.5%
G&A expenses	(183.6)	-9.9%	(212.5)	-10.4%	(195.7)	-9.6%	6.6%	-7.9%	(360.8)	-9.6%	(408.3)	-10.0%	13.1%

Personnel	(29.7)	-1.6%	(36.7)	-1.8%	(39.6)	-1.9%	33.6%	8.1%	(62.9)	-1.7%	(76.3)	-1.9%	21.2%
Employee profit sharing	(4.0)	-0.2%	(14.7)	-0.7%	(17.1)	-0.8%	328.6%	16.5%	(18.4)	-0.5%	(31.9)	-0.8%	73.3%
Third-party services	(119.2)	-6.4%	(139.0)	-6.8%	(121.7)	-6.0%	2.0%	-12.5%	(225.5)	-6.0%	(260.6)	-6.4%	15.6%
Taxes	(13.4)	-0.7%	(9.7)	-0.5%	(6.0)	-0.3%	-55.4%	-38.4%	(21.5)	-0.6%	(15.7)	-0.4%	-27.1%
Other	(17.3)	-0.9%	(12.5)	-0.6%	(11.3)	-0.6%	-34.6%	-9.5%	(32.5)	-0.9%	(23.8)	-0.6%	-26.7%
Other operating income/(expense)	(22.5)	-1.2%	12.9	0.6%	(16.8)	-0.8%	-25.3%	nm	(31.6)	-0.8%	(3.9)	-0.1%	-87.6%
EBITDA	404.4	21.8%	527.7	25.9%	512.9	25.2%	26.8%	-2.8%	869.0	23.1%	1,040.6	25.5%	19.7%
Equity Income/Loss	-	0.0%	(17.1)	-0.8%	(4.8)	-0.2%	nm	-72.1%	-	0.0%	(21.9)	-0.5%	nm
Depreciation and amortization	(267.1)	-14.4%	(269.8)	-13.2%	(282.3)	-13.8%	5.7%	4.6%	(537.9)	-14.3%	(552.1)	-13.5%	2.6%
Operating income (EBIT)	137.3	7.4%	240.8	11.8%	225.8	11.1%	64.4%	-6.2%	331.1	8.8%	466.7	11.5%	40.9%
Financial income, monetary and exchange variation	40.3	2.2%	32.9	1.6%	49.6	2.4%	22.9%	50.8%	83.4	2.2%	82.5	2.0%	-1.1%

Financial income	92.8	5.0%	42.1	2.1%	35.7	1.8%	-61.5%	-15.1%	131.9	3.5%	77.7	1.9%	-41.1%
Monetary and exchange variation (income)	(52.5)	-2.8%	(9.2)	-0.5%	13.9	0.7%	nm	nm	(48.5)	-1.3%	4.7	0.1%	nm
Financial expense, monetary and exchange variation	14.1	0.8%	(49.9)	-2.5%	(89.8)	-4.4%	nm	79.7%	(132.7)	-3.5%	(139.7)	-3.4%	5.3%

Financial expense	(128.2)	-6.9%	(45.7)	-2.2%	(58.9)	-2.9%	-54.1%	29.0%	(247.1)	-6.6%	(104.6)	-2.6%	-57.7%
Monetary and exchange variation (expense)	142.3	7.7%	(4.3)	-0.2%	(30.9)	-1.5%	nm	620.5%	114.4	3.0%	(35.1)	-0.9%	nm
Other non-operating income/(expense)	9.6	0.5%	(6.7)	-0.3%	18.4	0.9%	92.9%	nm	11.4	0.3%	11.7	0.3%	3.0%
Net income/(loss) before tax and minority interest	201.3	10.8%	217.1	10.7%	204.1	10.0%	1.4%	-6.0%	293.2	7.8%	421.1	10.3%	43.7%

Income tax and social contribution	(97.3)	-5.2%	(75.1)	-3.7%	(59.8)	-2.9%	-38.5%	-20.4%	(134.4)	-3.6%	(134.9)	-3.3%	0.4%
Minority interest	(10.5)	-0.6%	(14.0)	-0.7%	(12.7)	-0.6%	21.7%	-8.9%	(21.9)	-0.6%	(26.7)	-0.7%	22.1%
Net income/(loss)	93.6	5.0%	127.9	6.3%	131.5	6.5%	40.6%	2.8%	136.8	3.6%	259.5	6.4%	89.6%

End of period shares outstanding (billions)	757.1		987.7		987.7				757.1		987.7
Earnings/(losses) per 1000 shares (R$)	0.12		0.13		0.13				0.18		0.26

pp - percentage point; nm - lower than 1,000%

Exhibit 11	Quarter ending
Embratel Participações SA

Consolidated Balance Sheet - Corporate Law	Jun 30, 05	Mar 31, 06	Jun 30, 06
R$ million

Assets
Cash and cash equivalents	670.6	570.7	596.2
Account receivables, net	1,438.1	1,640.2	1,759.5
Deferred and recoverable taxes (current)	345.8	431.6	470.3
Inventories	41.3	14.6	17.4
Other current assets	189.7	195.0	223.5
Current assets	2,685.5	2,852.0	3,066.9
Deferred and recoverable taxes	1,293.2	1,072.3	1,056.4
Legal deposits	143.4	162.5	187.4
Other non-current assets	33.2	52.3	51.0
Noncurrent assets	1,469.8	1,287.1	1,294.8
Investments	0.7	908.7	1,239.7
Net property, plant & equipment	6,644.6	7,299.9	7,311.1
Deferred fixed assets	84.4	131.1	123.7
Permanent assets	6,729.7	8,339.7	8,674.5
Total assets	10,885.0	12,478.8	13,036.3

Liabilities and shareholders`s equity
Short term debt and current portion of long term debt	437.5	310.4	583.7
Accounts payable and accrued expenses	929.3	841.0	940.2
Taxes and contributions (current)	407.4	524.3	575.6
Dividends and interest on capital payable	12.3	3.0	5.4
Proposed dividends and interest on capital	-	174.3	0.1
Personnel, charges and social benefits	78.9	66.9	84.7
Employee profit sharing provision	14.9	16.9	34.3
Provision for contingencies	666.6	647.3	657.4
Actuarial liabilities - Telos (current)	65.9	44.2	43.8
Other current liabilities	77.5	148.8	183.6
Current liabilities	2,690.3	2,777.0	3,108.8
Long term debt	914.8	1,324.4	1,373.1
Actuarial liabilities - Telos	372.4	398.1	400.7
Taxes and contributions	48.8	43.3	70.2
Other non-current liabilities	0.9	36.2	30.6
Non-current liabilities	1,337.0	1,802.0	1,874.6
Deferred income	145.3	185.6	194.4
Minority interest position	225.9	220.8	233.6
Paid-in capital	4,096.7	5,074.9	5,074.9
Income reserves	2,268.7	2,302.2	2,302.2
Treasury stock	(14.0)	(11.7)	(11.5)
Retained earnings	135.2	127.8	259.3
Shareholders' equity	6,486.5	7,493.3	7,624.9
Advances for future capital increase	0.0	0.0	0.0
Total liabilities and shareholders' equity	10,885.0	12,478.8	13,036.3

Total borrowed funds	1,352.3	1,634.8	1,956.8
Net debt	681.7	1,064.1	1,360.6
Net debt / Shareholder`s equity	0.11	0.14	0.18

Total debt / Trailing EBITDA (last 4 quarters)	0.9	0.9	1.0
Net debt / Trailing EBITDA (last 4 quarters)	0.5	0.6	0.7
Trailing EBITDA / Financial expense (does not include monetary and exchange variation)	2.7	6.3	8.9
Trailing EBITDA / Net financial expense (including monetary and exchange variation)	4.2	12.8	8.0

Exhibit 12 Embratel Participações SA	Quarter ending		Six months ending

Consolidated Statement of Cash Flow - Corporate Law	1Q06	2Q06	1H05	1H06
R$ millions

Cash provided by operating activities
Net income/(loss) - cash flow	127.9	131.5	136.8	259.5
Depreciation/amortization	269.8	282.3	537.9	552.1
Exchange and monetary (gains)/losses	(95.5)	(3.6)	(218.4)	(99.1)
Swap hedge effects	68.4	2.1	103.2	70.4
Minority Interest - cash flow	14.0	12.7	21.9	26.7
Loss/(gain) on permanent asset disposal	11.4	0.2	7.4	11.5
Equity Income/loss	17.1	4.8	-	21.9
Other operating activities	-	-	(12.4)	-
Changes in current and noncurrent assets and liabilities	(200.4)	60.1	(26.3)	(140.3)
Net cash provided by operating activities	212.6	490.0	550.2	702.7

Cash flow from investing activities
Additions to investments/goodwill	-	(335.8)	-	(335.8)
Additions to property, plant and equipment	(323.2)	(286.6)	(595.9)	(609.8)
Net cash used in investing activities	(323.2)	(622.4)	(595.9)	(945.5)

Cash flow from financing activities
Loans obtained and repaid	80.9	336.7	(1,812.1)	417.6
Swap hedge settlement	(9.5)	(7.1)	(103.6)	(16.6)
Dividends and interest on capital paid	(0.0)	(171.8)	(23.3)	(171.8)
Advances for future capital increase	–	–	1,822.8	–
Other financing activities	0.0	0.0	0.4	0.1
Net cash used in financing activities	71.4	157.8	(115.7)	229.2

Increase in cash and cash equivalents	(39.2)	25.5	(161.4)	(13.7)
Cash and cash equivalents at beginning of period	609.9	570.7	832.0	609.9

Cash and cash equivalents at end of period	570.7	596.2	670.6	596.2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 25, 2006

Embratel Participações S.A.

By:	/S/ Carlos Henrique Moreira
Carlos Henrique Moreira Title: President and Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.